SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

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CNH GLOBAL N.V.

Form 6-K for the month of April 2011

List of Exhibits:

1. Press Release entitled “CNH To Invest More Than US$ 100 Million in Argentina To Produce Local Combines and Tractors”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

April 29, 2011

FOR IMMEDIATE RELEASE

For more information contact:

CNH External Relations	+1 (630) 887-3823

CNH Investor Relations	+1 (630) 887-3745

CNH To Invest More Than US$ 100 Million in Argentina To

Produce Local Combines and Tractors

BURR RIDGE, IL — (April 26, 2011) – CNH, a Fiat Industrial company and global leader in the agricultural and construction equipment businesses, today announced its plans to set up a local manufacturing site in Argentina for the production of combines and tractors destined for the Latin American market. The announcement was made following a meeting between the Chairman of Fiat Industrial Sergio Marchionne and Argentine President Cristina Fernández de Kirchner.

The initial investment of over US$ 100 million will include the launch of new, localized product lines and the expansion of the Fiat Industrial complex in Cordoba, Argentina. The new plant will encompass a total surface area of 78,000 sqm and will generate some 600 direct and 1,500 indirect jobs.

CNH plans to manufacture its most powerful class of combines with the latest technology and the highest productivity, as well as specialty tractors - products which it does not currently build in Latin America. The machines will be equipped with FPT Industrial engines manufactured in the same area.

“Argentina will become a manufacturing hub in Latin America for these equipment lines,” said Sergio Marchionne at the meeting. “This investment is key to our growth strategy in Latin America. It will provide more efficient access for Latin American customers to products that are currently imported and will also be positive for the Argentine economy.”

CNH will manufacture equipment for both its agricultural brands. The launch of the localized product lines is expected to begin as early as the fourth quarter of 2011.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.